

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

April 27, 2018

Via E-Mail
Robert F. McCadden
Chief Financial Officer
Pennsylvania Real Estate Investment Trust
The Bellevue
200 South Broad Street
Philadelphia, PA 19102

> **Re:** **Pennsylvania Real Estate Investment Trust**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 16, 2018**
> **File No. 1-6300**

Dear Mr. McCadden:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2017

Item 8. Financial Statements and Supplemental Data

3. Investments in Partnerships, page F-26

1. Please provide us with your significance test calculation pursuant to Rule 4-08(g) of Regulation S-X related to your investment in the Fashion District Philadelphia for the fiscal year ended December 31, 2017. In your response, address how you considered the sale of 801 Market Street, which generated a $6.1 million gain for the company, in testing the significance of such unconsolidated joint venture.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
  Commodities